Filed by Valera Pharmaceuticals, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company: Indevus Pharmaceuticals, Inc.

Commission File No.: 000-18728

Valera Pharmaceuticals Commences

Studies of a Novel Biodegradable Ureteral Stent

Cranbury, N.J., February 6, 2006 – Valera Pharmaceuticals, Inc. (NASDAQ:VLRX) today announced it has initiated a porcine model study to establish safety and effectiveness necessary to support the submission of a 510k device application with the Food and Drug Administration for a polymer-based flexible biodegradable ureteral stent. Valera believes that the successful development a pliable, biodegradable ureteral stent, which could be voided naturally from the body with the discharge of urine, potentially represents a significant advance over existing plastic and metallic ureteral stents which are non-degradable and require physician intervention to extract from the body.

This study will involve over 30 pigs with a primary end point being the dissolution and natural excretion of the stent within several weeks. Valera further noted that, pending the outcome of the study, the 510k submission could occur by the end of this year.

In general, ureteral stents are tube like devices that are inserted into the ureter and run from the kidney to the bladder to prevent or treat obstruction of urine flow resulting from a number of conditions including kidney stones and inflammation associated with kidney stones. According to a 2000 survey by the National Institute of Diabetes and Digestive and Kidney Diseases (http://kidney.niddk.nih.gov/kudiseases/topics/stones.asp), “Kidney Stones in Adults” accounted for more than 600,000 patient visits to emergency rooms. The American Urological Association (www.urologyhealth.org) estimates that some 10 percent of Americans are destined to suffer from kidney stones at some point in their lives.

While kidney stones may pass out of the body on their own, physician intervention may be required and ureteral stents can be important tools to help protect and promote healing of the urinal track as well restoring urine flow to the bladder.

Typically, at least one end of a ureteral stent is formed into a J shaped hook or a curl to assist in anchoring the stent to the kidney. Some have a string attached to assist in physician retrieval while others may have to be removed by cystoscopic extraction by guiding a thin tube into the bladder and using a small clamp to extract the stent. Stents can cause significant discomfort, and if allowed to remain in place for an extended period, may become covered with calcium and require surgical removal.

About Valera Pharmaceuticals

Valera Pharmaceuticals is a specialty pharmaceutical company focused on developing, acquiring, and commercializing products to treat urology and endocrinology diseases and disorders. Utilizing its innovative Hydron technology, Valera is developing soft, compact and flexible hydrogel-based implants which can be designed to release therapeutic agents at a controlled rate for up to twelve months. VANTAS®, a patent protected once-per-year implant currently marketed by Valera for the palliative treatment of advanced prostate cancer, employs this drug delivery technology. A second product, SUPPRELIN3®-LA is a twelve-month implant currently under review by the FDA for the treatment of central precocious puberty. Additional information about Valera Pharmaceuticals is available at: http://www.valerapharma.com.

Proposed Indevus-Valera Merger

On December 12, 2006, Indevus Pharmaceuticals (NASDAQ: IDEV) and Valera jointly announced that they have entered into a definitive agreement under which Indevus will acquire Valera in a stock transaction valued at approximately $120 million. The merger has been approved by the boards of directors of both companies and is expected to be completed on or around April 30, 2007. Closing of the merger is subject to approval of Valera’s stockholders, approval of Indevus’ stockholders, and other customary closing conditions.

Additional Merger Information and Where to Find It

In connection with the merger between Valera and Indevus, Indevus filed a registration statement on Form S-4 with the SEC on January 29, 2007, containing a preliminary joint proxy statement/prospectus and other relevant materials. The information in such preliminary joint proxy statement/prospectus is not complete and may be changed. Such preliminary joint proxy statement/prospectus is not an offer to sell and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The final joint proxy statement/prospectus will be mailed to the stockholders of Valera and Indevus. INVESTORS AND SECURITY HOLDERS OF VALERA AND INDEVUS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VALERA, INDEVUS AND THE MERGER. The registration statement and joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Valera or Indevus with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by Valera by contacting Valera Pharmaceuticals, Inc., 7 Clarke Drive, Cranbury, NJ 08512 Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Indevus by directing a request to: Indevus Pharmaceuticals, Inc., 33 Hayden Avenue, Lexington, MA 02421-7966, Attn: Investor Relations.

Participants in the Merger Solicitation

Valera, Indevus and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Valera and Indevus in favor of the merger. Information regarding Valera’s directors and executive officers and their ownership of Valera common stock is set forth in Valera’s Annual Report on Form 10-K for the year ended December 31, 2005, which was filed with the SEC on March 20, 2006. Information about the executive officers and directors of Indevus and their ownership of Indevus common stock is set forth in Indevus’ Annual Report on Form 10-K for the year ended September 30, 2006, which was filed with the SEC on December 7, 2006, as amended by the Annual Report on Form 10-K/A filed with the SEC on January 26, 2007, and the preliminary proxy statement for Indevus’ 2007 Annual Meeting of Stockholders, which was filed with the SEC on January 29, 2007. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Valera, Indevus and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

This press release contains forward-looking statements that are not historical facts but rather are based on current expectations, estimates and projections about Valera’s industry, beliefs and assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks” and “estimates,” and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Valera’s control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this press release might not occur. These risks and uncertainties include, among others, those described in “Risk Factors” contained in Valera’s Form 10-K as filed with the SEC on March 20, 2006, as updated in Valera’s Form 10-Q, as filed with the SEC on August 9, 2006, and as may be further updated from time to time, as well as Form S-4 filed by Indevus with respect to the proposed merger discussed above. You are cautioned not to place undue reliance on these forward-looking statements. You should read Valera’s filings with the SEC, including Forms 10-K and 10-Q, the documents that Valera refers to therein and have filed as exhibits, and the Form S-4 filed by Indevus with respect to the proposed merger with the understanding that actual future results and events may be materially different from what Valera currently expects. The forward-looking statements included in this press release reflect Valera’s views and assumptions only as of the date of this press release. Except as required by law, Valera undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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Contact at Valera Pharmaceuticals

Stuart Z. Levine, Ph.D.

Director, Investor Relations

609-409-9010 Ext. 3202

slevine@valerapharma.com